August 7, 2018

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Avalon GloboCare Corp.
Registration Statement on Form S-1
File No. 333-224343

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Boustead Securities, LLC, as the sole underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on August 9, 2018, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: August 7, 2018

(ii)	Dates of distribution: August 7, 2018 to August 9, 2018

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: 300

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Boustead Securities, LLC

By:	/s/ Keith Moore
Name: Keith Moore
Title: CEO